EXHIBIT 99.2

Magal Security Systems Announces Filing of 2011 Annual Report

Press Release: Magal Security Systems Ltd

YAHUD, Israel, April 4, 2012 /PRNewswire/ --Magal Security Systems, Ltd. (NASDAQ:MAGS - News) today announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company's website (http://www.magal-s3.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products.

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com